UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32532 / March 13, 2017

	:
In the Matter of	:
	:
GENERAL ELECTRIC COMPANY	:
GE CAPITAL INTERNATIONAL HOLDINGS LIMITED	:
299 Park Avenue	:
New York, NY 10171	:
	:
(812-14743)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

General Electric Company ("GE") and GE Capital International Holdings Limited ("European Holdco") filed an application on February 10, 2017 requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act"). The order would exempt European Holdco from all provisions of the Act until the earlier of three years from the date that the requested order is issued and the completion of the sales process described in the application.

On February 13, 2017, a notice of the filing of the application was issued (Investment Company Act Release No. 32477). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from all provisions of the Act requested by GE and European Holdco (File No. 812-14743) is hereby granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary